Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A publicly listed company	NIRE 35300010230

Convening Notice

ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Company’s Annual and Extraordinary General Stockholders’ Meeting to be held on April 25, 2018 at 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City and State of São Paulo, with the purpose to:

I - At the Annual General Stockholders’ Meeting

1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Reports of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2017;

2. resolve on the allocation of net income for the year;

3. define the number of members that will comprise the Board of Directors and elect the members of the Board of Directors and the Fiscal Council for the next yearly term of office. Pursuant to the Brazilian Securities and Exchange Commission (“CVM”) Instructions No. 165/91 and 282/98, it is stated that in order to require the adoption of a multiple voting process for electing members of the Company’s Board of Directors, Stockholder applicants should represent at least five percent (5%) of the voting capital; and

4. resolve on the amount to be allocated for the total compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the Fiscal Council members.

II- At the Extraordinary General Stockholders’ Meeting

1. amend the Bylaws, with the purpose of: (a) in Article 3, head provision, registering the new number of common shares of capital stock, as a result of the cancellation of shares, as resolved by the Board of Directors at the meetings held on December 15, 2017 and February 22, 2018; (b) in item 4.3., “g”, including the power of the General Stockholders’ Meeting to resolve on Stock Grant Plans and to adjust the denomination of the Plan to Stock Option Plan; (c) in item 5.1. and in Article 17, adjusting the corporate name of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão; (d) in items 6.2. and 6.8., adjusting the wording on the composition and powers of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Code of Corporate Governance; (e) in item 10.1.1., improving the wording on the Company’s representatives; (f) in Article 15, head provision and sub items, amending the composition of the statutory revenue reserves; (g) in items 13.3. and 14.1., updating remittances to the statutory revenue reserve;

2. consolidate the Bylaws, with the amendments mentioned in the aforementioned item “1”; and

3. transfer to the new statutory revenue reserve the balances currently recorded in Statutory Reserves (a) for Dividend Equalization, (b) for Working Capital Increase; and (c) for Capital Increase in Investees.

Convening Notice – Annual and Extraordinary General Stockholders’ Meeting of Itaú Unibanco Holding on April 25, 2018	Page 2

The full description of the matters proposed, as well as their justification, may be found in the General Stockholders’ Meeting Manual.

The documents to be reviewed at the Meeting are available to Stockholders on the Company’s investor relations website (www.itau-unibanco.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of said documents by e-mail relacoes.investidores@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the General Stockholders’ Meetings bearing their identity document.

Stockholders may be represented in General Meetings by an attorney-in-fact pursuant to Article 126 of Law 6,404/76, provided that the attorney-in-fact bears an identity document and the following documents substantiating the validity of his/her power of attorney (we require that any documents issued abroad to be consularized or aposttiled and to be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, member of the Company’s management or a lawyer.

a) Legal Entities in Brazil: a notarized copy of the articles of association/bylaws of the represented legal entity, proof of election of management members and the corresponding power of attorney with signature notarized by a public notary’s office.

b) Individuals in Brazil: a power of attorney with signature notarized by a public notary’s office.

In order to facilitate the conduction of the Meeting, the Company recommends that Stockholders represented by attorneys-in-fact send a copy of the documents listed above by mail or messenger up to 12 noon of April 23, 2018 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br.

To encourage Stockholders´ participation at the Stockholders’ Meeting, the Company has implemented a remote voting system in conformity with CVM Instruction No. 481/09, as amended, enabling Stockholders to send remote voting forms (i) directly to the Company, or (ii) to their respective custody agents, in case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company for providing bookkeeping services, in accordance with the procedures described in the General Stockholders’ Meeting Manual.

In order to organize entry to the Meeting, admission of Stockholders to the Company’s head office will be permitted from 10:00 a.m. onward.

São Paulo (SP), March 23, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer